Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

February 12, 2025

Kimberly A. Browning, Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549-3010

Re:	C1 Fund Inc. (the “Company”) Registration Statement on Form N-2, as amended (“Registration Statement”) Filed November 12, 2024 and amended on January 21, 2025 File Nos.: 333-283139, 811-24002

Dear Ms. Browning:

On behalf of C1 Fund Inc. (the “Company” or “Fund”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments you provided on January 24, 2025 to the Testing-the-Waters materials we shared with you via videoconference (the “Testing-the-Waters materials”).

1.	Please address whether there is consistency between the information presented in the Testing-the-Waters materials and the disclosure provided in the Registration Statement, while acknowledging Rule 163B under the Securities Act of 1933 and the materiality standard required in Section 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and the anti-fraud provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:

We have determined that there is consistency between the Testing-the-Waters materials and the Registration Statement. In its release adopting Rule 163B,[1] the Commission stated:

“In the Proposing Release, the Commission observed that information in a Rule 163B communication must not conflict with material information in the related registration statement. This statement was intended to remind issuers that, although such communications would be exempt from Section 5 of the Securities Act, issuers nevertheless must take care to ensure that they are made in compliance with other provisions of the federal securities laws. We acknowledge the concerns expressed by certain commenters regarding the possibility that circumstances or messaging may change between the time the pre-filing Rule 163B communications are made and the time of filing, causing the information in the Testing-the-Waters materials to differ from information in the related registration statement. At the same time, it is important to keep in mind that statements made in the Testing-the-Waters materials and in the related registration statement, if filed, must not contain material misstatements or omissions at the time the statements are made.”

1 Release No. 33-10699, File No. S7-01-19, 84 FR 53011, 53015-53016, nn. 80-82 and accompanying text (Oct. 4, 2019) (the “Adopting Release”).

We note that except for changes in circumstance between the time the pre-filing Rule 163B communications were made and the disclosures were included in the as-filed Registration Statement[2], the Testing-the-Waters materials are materially consistent with the information presented in the Registration Statement and do not contain material conflicts that might be construed as misstatements or omissions at the time the statements were made.

We further note that, while the Testing-the-Waters materials in a few instances provide information in greater detail than in the Registration Statement, such as listing the names of certain established late-stage companies that have growth potential or presenting case studies of potential investment opportunities, there is consistency in the information included in both forms of communications. Consequently, in our view, the information disclosed in the Testing-the-Waters materials and the Registration Statement should be viewed as materially consistent and do not create a circumstance in which material misstatements or omissions might be deemed to have been made in connection with the use of the Testing-the-Waters communications. We believe that in determining whether the information presented in the Testing-the-Waters materials might be deemed to be materially misleading, the sophistication of the intended recipients should be considered. Consistent with the requirements of Rule 163B, the Fund has presented and intends to present these materials only to potential investors that are Qualified Institutional Buyers (“QIB”) and Institutional Accredited Investors and which, therefore, have the degree of financial experience and sophistication to understand the information presented and ask the types of follow-up questions to elicit the information necessary to make an informed investment decision.

We acknowledge that Rule 163B communications are “offers” as defined in Section 2(a)(3) of the Securities Act and are, therefore, subject to Section 12(a)(2) liability in addition to the anti-fraud provisions of the federal securities laws, as stated on page 7 of the Adopting Release.

2.	Please provide the Staff with the research undertaken to support the statement that the C1 Fund is “the first ever” publicly-traded, closed-end fund investing in high growth pre-IPO digital assets companies.

Response:

The statement in the Testing-the-Waters materials that refers to the Fund as the “first ever” publicly traded, closed-end fund investing in high growth pre-IPO digital assets companies is supported by research and review of N-2 registration statements in the Commission’s EDGAR database of all public closed-end funds that reference in their investment strategy “digital asset,” “crypto”, “cryptocurrency” and similar terms. The Fund, in conjunction with its counsel, performed a manual review of approximately 100 registration statements. None of the funds reviewed disclosed a strategy of investing primarily in high growth pre-IPO digital assets companies.

Furthermore, the Fund’s founders, Dr. Kidwai and Messrs. Lempres, Zhao, and Hytha are experienced professionals in the digital assets industry. They are not aware of the existence of any publicly-traded, closed-end fund investing primarily in high growth pre-IPO digital assets companies.

Based on the foregoing, the Fund reasonably believes that it is “the first” publicly-traded, closed-end fund investing primarily in high growth pre-IPO digital assets companies.

2 For example, in the Testing-the-Waters materials, Lake Dai was listed as an independent director of C1 Fund. She later resigned, which was reflected in the Form N-2/A amendment to in the Registration Statement as filed on January 21, 2025.

3.	Please provide the Staff with the research undertaken to support that “C1 Fund has unrivaled access to information in this space.”

Response:

The above-referenced statement is supported by the Fund’s research that there is no other publicly-traded, closed-end fund (including BDC) that has an investment policy to invest primarily in high growth pre-IPO digital assets companies and has disclosed the types of investment strategies similar to the Fund’s in pursuing this policy. As disclosed in the Registration Statement, C1 Advisors, the investment adviser to the Fund, will use a set of investment strategies that involves (1) accessing restricted securities issued by digital asset services and technology companies that are traded on a secondary marketplace that (or an affiliate of which) is registered as a broker-dealer and regulated as an alternative trading system in accordance with Regulation ATS, (2) acquiring securities directly in private placements conducted by digital asset services and technology companies, and (3) engaging in transactions in restricted securities with qualified investors (i.e., persons that are qualified as accredited investors or that meet a higher qualification standard, such as QIBs or qualified purchasers). Under all of these strategies, the knowledge and experience of the members of C1 Advisors’ Investment Committee, particularly as prior investors and as senior management persons of digital asset services and technology companies, will provide the Fund with unique access to information and will be important in the successful use of these investment strategies. For these reasons, the Fund believes that use of the term “unrivaled” is appropriate.

Although we continue to believe that use of the term “unrivaled” is appropriate, we have decided, after further consideration, to remove this statement from our Testing-the-Waters materials.

4.	Please inform the Staff of how many Testing-the-Waters meetings the Fund has done, and now many more Testing-the-Waters meetings the Fund plans to have moving forward, and when these meetings will take place.

Response:	The Fund (as well as its representatives) has conducted twenty-two Testing-the-Waters meetings in September and October of 2024. Representatives of the Fund and The Benchmark Company, LLC, as managing underwriter, were present at such meetings, along with representatives from 22 qualifying institutions. Moving forward, the Fund plans to have approximately 20 Testing-the-Waters meetings, which the Fund anticipates will occur during February and March of 2025.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 202 496 7408 or wendell.faria@dentons.com, or my colleague, Brian Lee at 212.768.6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell M. Faria
Wendell M. Faria, Esq.
Partner